FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

______________

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 30th day of May 2007.

REPUBLIC OF SOUTH AFRICA
By	/s/ André Pillay
André Pillay Attorney-in-fact for Trevor Manuel Minister of Finance National Treasury Republic of South Africa

Explanatory Note

This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2006 consists of the following exhibits relating to the global bond offering of $1,000,000,000 aggregate principal amount of the Republic’s 5.875% Notes due 2022 (the “Notes”):

Exhibit 1.1

Conformed copy of the Pricing Agreement, dated May 16, 2007, between the Republic of South Africa and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives for the several underwriters listed in Schedule I thereto

Exhibit 1.2	Conformed copy of the Dealer Manager Agreement, dated May 8, 2007, between the Republic of South Africa and Barclays Capital Inc. and Citigroup Global Markets Inc.
Exhibit 4:	Form of 5.875% Note due 2022.
Exhibit 5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa
Exhibit 5.2	Opinion of Linklaters LLP
Exhibit 8	Tax Opinion of Linklaters LLP
Exhibit 24.1	Power of Attorney, dated May 8, 2007
Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description
1.1

Conformed copy of the Pricing Agreement, dated May 16, 2007, between the Republic of South Africa and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives for the several underwriters listed in Schedule I thereto

1.2	Conformed copy of the Dealer Manager Agreement, dated May 8, 2007, between the Republic of South Africa and Barclays Capital Inc. and Citigroup Global Markets Inc.
4	Form of 5.875% Note due 2022
5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa
5.2	Opinion of Linklaters LLP
8	Tax Opinion of Linklaters LLP
24.1	Power of Attorney, dated May 8, 2007
99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes